UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Acquisition

Press release
PEARSON TO ACQUIRE SCHOOLNET
Brings together proven systems to personalize learning and improve teacher effectiveness

Pearson, the world's leading learning company, is announcing today the acquisition of Schoolnet, a fast-growing and innovative education technology company that aligns assessment, curriculum and other services to help individualize instruction and improve teacher effectiveness.

Schoolnet now serves more than 5 million US pre K-12 students through partnerships with districts and states, supporting about one-third of America's largest urban cities.

Pearson will acquire Schoolnet for $230m in cash.  The company expects the acquisition to be broadly neutral to earnings per share in 2011, including integration costs, and to enhance Pearson's adjusted EPS and return on invested capital in 2012. The agreement is subject to a Hart-Scott-Rodino review.

Schoolnet's data-based solutions will complement Pearson products and services that help boost student achievement through diagnostic tools and tailored instruction. Schoolnet customers will benefit from Pearson's content and information technology such as PowerSchool for student information, AIMSweb for intervention, America's Choice for school improvement services, eCollege for online learning platforms and Family Education Network for parent and teacher education.

Marjorie Scardino, Pearson's chief executive, said: "Being able to offer a connective digital spine for learning has been Pearson's goal for years. Schoolnet has shared our passion, and together we can make that spine more flexible and powerful for schools, teachers and students."

Based in New York City, Schoolnet was founded in 1998 by Jonathan D. Harber and Denis P. Doyle, who developed the Schoolnet instructional management suite to help school systems use data to boost learning.

The Obama administration, through programs such as Race to the Top, supports the use of comprehensive data systems that improve college-readiness. As part of the administration's reform agenda, some $17 billion has been allocated to states and districts to support school improvement.

Jonathan D. Harber, Schoolnet's chief executive, will stay on, along with his senior leadership team, and continue to serve as CEO of Schoolnet and as a senior executive at Pearson.

"K-12 schools have begun a revolutionary transformation towards evidence-driven instruction to improve student achievement," Harber said. "Personalized learning for students and educators is key to advancing student progress and we are pleased to be joining the Pearson family in this pursuit."

Will Ethridge, chief executive of Pearson North America, said: "We are excited to have Jonathan and the talented Schoolnet team join Pearson.  We see an excellent fit between the capabilities of our two organizations, and we are looking forward to the opportunity to work together to improve learning and accelerate growth."

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                 +44 (0)20 7010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  26 April 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary